As filed with the Securities and Exchange Commission on December 21, 2001

Registration No. 333-65450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

REALNETWORKS, INC.
(Exact name of Registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-1628146 (I.R.S. Employer Identification Number)

2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121
(206) 674-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

BRIAN V. TURNER
SENIOR VICE PRESIDENT— FINANCE AND
OPERATIONS AND CHIEF FINANCIAL
OFFICER
REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121
(206) 674-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

KELLY JO MACARTHUR
SENIOR VICE PRESIDENT, LEGAL AND BUSINESS AFFAIRS,
GENERAL COUNSEL AND CORPORATE SECRETARY
REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121
(206) 674-2700	PATRICK J. SCHULTHEIS, ESQ. CHRISTIAN E. MONTEGUT, ESQ. WILSON SONSINI GOODRICH & ROSATI Professional Corporation 5300 Carillon Point Kirkland, Washington 98033-7356 (425) 576-5800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering Price	Aggregate Offering	Amount of
be Registered	Registered	Per Share(1)	Price(1)	Registration Fee

Common Stock, $0.001 par value(2)	186,448	$8.675	$1,617,437	$404.35

(1)	Estimated solely for the purpose of computing the amount of the registration fee, based on the average high and low trading price of the Common Stock reported on the Nasdaq National Market on July 18, 2001 in accordance with Rule 457(c) under the Securities Act of 1933.

(2)	Includes associated preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the Common Stock.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
REALNETWORKS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3

The information in this prospectus is not complete and may be changed. The selling shareholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion December ____, 2001

PROSPECTUS

186,448 Shares

REALNETWORKS, INC.
____________________

Common Stock
($0.001 par value)

     This prospectus relates to the public offering, which is not being underwritten, of up to 186,448 shares of our common stock which are held by some of our current shareholders and may be offered and sold from time to time by the selling shareholders described herein.

     The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on the Nasdaq National Market under the symbol “RNWK.” On December 19, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $5.70 per share.

     See “Risk Factors” beginning at page 5 to read about certain factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December ___, 2001.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, “RealNetworks,” “we,” “us,” and “our” refer to RealNetworks, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     (1)  Our Annual Report on Form 10-K for the year ended December 31, 2000;

     (2)  Our Amended Annual Report on Form 10-K/A dated May 24, 2001;

     (3)  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     (4)  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     (5)  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

     (6)  Our Current Report on Form 8-K/A dated February 8, 2000;

     (7)  Our Current Report on Form 8-K dated January 12, 2001;

     (8)  Our Current Report on Form 8-K/A dated February 7, 2001;

     (9)  The description of our common stock contained in our registration statement on Form 8-A dated September 26, 1997, including any amendments or reports filed for the purpose of updating such description; and

     (10)The description of our preferred stock purchase rights contained in our registration statement on Form 8-A dated December 14, 1998, as amended on June 16, 1999 and February 7, 2000, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

RealNetworks, Inc. Attn: Secretary 2601 Elliott Avenue, Suite 1000 Seattle, Washington 98121 (206) 674-2700

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

     You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

     Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under “Risk Factors.” You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

     No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.

REALNETWORKS

     We are a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of “streaming media” systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 200 million unique registered users of our RealPlayer products and believe that more than 85% of all Web content using streaming media uses our technology.

     The broad acceptance of the Internet as a means of content delivery and consumption, combined with continuing advances in broadband and wireless technology, has greatly increased the practicality and popularity of a number of new digital media delivery formats. It has also moved the Internet closer to becoming a truly mass medium. That is why we have focused on building a single universal platform for Internet media delivery — one that is capable of delivering media in any format to any device anywhere. Our current system software, RealSystem iQ, embodies this approach. RealSystem iQ enables content providers to deliver high quality Internet audio and video to consumers with what we believe to be the highest levels of scalability, reliability and flexibility. We have also formed strategic alliances with leading manufacturers of chips, servers, personal computers, wireless and personal music devices, as well as other consumer electronic devices, to incorporate our streaming and downloadable media technology in their products. These relationships help reinforce our leadership position in end-to-end Internet media delivery.

     Because of our worldwide user base, we also have a unique ability to pool consumer demand on a very large scale. Accordingly, we have developed a variety of products and services to connect content providers, broadcasters and advertisers with that user base. These products and services include the Real.com Network of Web sites, the Real Broadcast Network and our RealPlayer GoldPass subscription service, which offers subscribers an all-in-one package of premium software, services and exclusive content. We recently announced RealOne, the successor to our GoldPass service, which incorporates our RealPlayer and RealJukebox products together with a new media browser and value-added services to create an immersing, multidimensional media experience for consumers. Our strategy is to continue to develop new distribution channels and technologies for content providers and broadcasters to reach our audience of more than 200 million unique registered users with high quality streaming media programming.

     We were incorporated in 1994 in the state of Washington. Our principal executive offices are located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121. Our telephone number is (206) 674-2700. We maintain a Web site at www.realnetworks.com. Information contained on our Web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

     In addition to reviewing other information in this prospectus and our Annual Report on Form 10-K and the other documents incorporated herein by reference, you should consider carefully the following factors in evaluating us and our business before purchasing shares of our common stock.

     We have a limited operating history, which makes it difficult to evaluate our business

     We were incorporated in February 1994 and have a relatively short operating history. We have limited financial results on which you can assess our future success. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets, such as the streaming media software, media delivery systems and electronic commerce markets in which we operate.

     To address the risks and uncertainties faced by our business, we must:

     •     establish and maintain broad market acceptance of our products and services and convert that acceptance into direct and indirect sources of revenues;

     •     maintain and enhance our brand name;

     •     continue to timely and successfully develop new products, product features and services and increase the functionality and features of existing products;

     •     successfully respond to competition from Microsoft and others, including competition from emerging technologies and solutions; and

     •     develop and maintain strategic relationships to enhance the distribution, features and utility of our products and services.

     Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. If we are unable to successfully address these risks our business will be harmed.

We have a history of losses

     We have incurred significant losses since our inception. As of September 30, 2001, we had an accumulated deficit of approximately $207.9 million. While we had net income in 1999, we had a net loss for the year ended December 31, 2000 and the quarter and nine months ended September 30, 2001, and we may not generate sufficient revenues to be profitable on a quarterly or annual basis in the future. We devote significant resources to developing, enhancing, selling and marketing our products and services. As a result, we will need to generate significant revenues to be profitable in the future.

Our operating results are likely to fluctuate significantly, which would likely cause our stock price to fluctuate

     As a result of our relatively short operating history and the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period-to-period, and period-to-period comparisons are not likely to be meaningful. These fluctuations are caused by a number of factors, many of which are beyond our control. Our future operating results could fall below the expectations of public market analysts or investors, which would likely significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

     Our research and development and sales and marketing efforts, and other business expenditures generally, are partially based on predictions regarding certain developments for media delivery and digital media distribution. To the extent that these predictions prove inaccurate, our revenues may not be sufficient to offset these expenditures, and our operating results may be harmed.

     In recent periods, many Internet-related companies have experienced financial difficulties, in part as a result of their inability to access capital from financial markets. This has directly or indirectly impacted our current and prospective customers. The result is that some of these companies have ceased operations, some are continuing to experience financial difficulty, and sales cycles for some of our customers and potential customers have become longer than in the past. In addition, we continue to be impacted by the current near-term effects of a capital spending slowdown and general economic downturn, a trend that has been ongoing since the second half of 2000. In the event that a substantial number of our current or potential customers experience financial difficulties in the future, our ability to increase or maintain sales to such customers will be adversely affected and our ability to generate revenues from these companies will also be adversely impacted.

     Since the launch of GoldPass in August 2000, we have focused our promotional activities to feature GoldPass, which has characteristics of longer-term, recurring subscription revenue, rather than product offerings that generate short-term, non-recurring revenue. This transition from one-time software sales to recurring subscriptions may not be successful and could harm our near-term operating results and future business prospects. In September 2001, we announced RealOne, the successor to our GoldPass service, which will incorporate our RealPlayer and RealJukebox products together in a new version of our player products, the RealOne Player. In addition to the features found in the RealPlayer and RealJukebox, the RealOne Player will contain a new media browser and value-added services to create an immersing, multi-dimensional media experience for consumers. RealOne was released in the fourth quarter of 2001. If consumers do not accept the transition from GoldPass to RealOne or the combination of our RealPlayer and RealJukebox products into the RealOne Player, our operating results could be harmed.

We may be unable to successfully compete with Microsoft and other companies in the media delivery market

     The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely and increasingly competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify. Increased competition could hurt our business and the trading price of our stock. Increased competition may also result in price reductions, reduced margins, loss of customers, and a change in our business and marketing strategies, any of which could harm our business.

     Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products or services are entering the market all the time. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies or technology solutions of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business. Other changes we have to make in response to competition could cause us to expend significant financial and other resources, disrupt our operations, strain relationships with partners, or release products and enhancements before they are thoroughly tested, any of which could harm our operating results and stock price.

     We believe that the primary factors on which we compete in the media delivery market include:

     •     the quality, reliability, price and licensing terms of the overall media delivery solution;

     •     access to distribution channels necessary to achieve broad distribution and use of products;

     •     the availability of content for delivery over the Internet;

     •     the ability to license or develop and support secure formats and digital rights management systems for digital media delivery, particularly music and video;

     •     the ability to license and support popular and emerging media formats for digital media delivery in a market where competitors may control the intellectual property rights for these formats;

     •     the size of the active audience for streaming and digital media and its appeal to content providers and advertisers;

     •     features for creating, editing and adapting content for the Internet;

     •     ease of use and interactive user features in products;

     •     scalability of streaming media and media delivery technology and cost per user;

     •     the ability to obtain any necessary intellectual property rights underlying important streaming media and digital distribution technologies that gain market acceptance;

     •     compatibility with new and existing media formats and with the user’s existing network components and software systems;

     •     the build-out and deployment of broadband infrastructures and technologies; and

     •     the ability to meet challenges caused by bandwidth constraints and other limitations of the Internet infrastructure.

     Our failure to adequately address any of the above factors could harm our business and operating results.

     Microsoft Corporation is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media servers and players, digital rights management, and other technology and services related to digital distribution of media. Microsoft’s commitment to and presence in the media delivery industry has increased and we expect that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

     Microsoft distributes its competing streaming media server, player and tools products by bundling them with its Windows operating systems and servers at no additional charge. While we also provide free downloads of certain of our products, including players, servers and tools, Microsoft’s practices have caused, and may continue to cause, pricing pressure on our revenue generating products. Microsoft’s practices have led in some cases, and could continue to lead to, longer sales cycles, decreased sales, loss of existing and potential customers and reduced market share. In addition, we believe that Microsoft has used and may continue to use its monopoly position in the computer industry and its financial resources to secure preferential or exclusive distribution and bundling contracts for its streaming media products with third parties such as Internet Service Providers (“ISPs”), content delivery networks, online service providers, content providers, entertainment companies, media companies, broadcasters, value-added resellers and original equipment manufacturers (“OEMs”), including third parties with whom we have relationships. Microsoft has also invested significant sums of money in, has provided substantial financial incentives to, or offered or conditioned placement on or through the Windows operating system, the Internet Explorer Web browser, and MSN service and Web sites to certain of our current and potential customers and content suppliers, and we expect this trend to continue, which may cause those customers to stop using or reduce their use of our products and services and which may cause those content suppliers to withhold desirable media content from us or end users of our products. Such arrangements, together with Microsoft’s aggressive marketing of Windows operating systems and of its streaming media products, may reduce our share of the streaming media and digital distribution market.

     Microsoft’s Windows Media Player competes with our media player products. The Windows Media Player is available for download from Microsoft’s Web site for free, and is fully integrated into Microsoft’s recently introduced operating system Windows XP and the Windows 98, Windows 2000 and Windows ME operating systems, the Internet Explorer Web browser, and MSN. With Windows XP, Microsoft no longer offers a stand-alone version of updated versions of Windows Media Player, which is commingled into the operating system so that it cannot be removed by OEMs or end users. Windows XP, a significant focus of which is media delivery, gives very prominent and persistent placement to Microsoft’s Windows Media Player, Windows Media Guide, music services, and other media delivery services in the operating system and on the end user’s desktop. In some cases, the Windows Media Player may override default playback settings set by us or end users. New versions of Internet Explorer and MSN Explorer also prominently feature and promote Windows Media. We expect that by leveraging its monopoly position in operating systems and tying streaming or digital media into its operating systems and its Web browser, Microsoft will distribute substantially more copies of the Windows Media Player, and attract more content in its formats, in the future than it has in the past and may be able to attract more users to its streaming or digital media products. In addition, Microsoft does not allow us to take full advantage of the features and functionality of the operating system that it makes available to the Windows Media Player. In light of Microsoft’s efforts and dominant position in operating systems, our market position may be difficult to sustain.

     Microsoft’s Windows Media Player also competes with our RealJukebox products and will compete with the personal music management features of the RealOne Player. Microsoft has also invested in other digital distribution technologies that compete with RealJukebox and that will compete with the RealOne Player. The Windows Media Player supports the Windows Media format, but not RealNetworks’ media formats. Microsoft also licenses Windows Media Technologies 7, a platform for authoring, delivering and playing digital media intended to compete with RealSystem, and supports and promotes other third party products competitive to our products. In addition, Microsoft gives away servers that support Windows Media Technologies with other of its servers, whereas we offer most versions of our competitive servers for sale. In some cases, Microsoft conditions use of the Windows Media Digital Rights Management and security technologies supported by Windows XP to support for Windows Media formats and use of Windows Media Player and servers. We compete with Microsoft in the market for digital rights management technologies. We expect Microsoft and other competitors to devote significantly greater resources to product development in the music management and digital media categories in the future.

     Microsoft also competes with us to attract broadcasters and owners of high quality or popular content to promote and deliver such content in Microsoft’s formats, in some cases on an exclusive or preferential basis. While we have rights to play back certain content in Microsoft formats through our player products, we may not secure necessary rights from Microsoft to enable our products to play back all such content or content in Microsoft’s newest formats. Our player products may be disadvantaged if they cannot play content in Windows Media formats or secured by the Windows Media Digital Rights Management technology, or if such content providers do not also make their content available in RealNetworks’ media formats using digital rights management systems supported by us. In some cases, we believe Microsoft uses its financial resources and monopoly leverage to obtain rights to such content. We believe that Microsoft’s commitment to and presence in the media delivery industry has increased and that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

     In addition to Microsoft, we face competition from other companies that are developing and marketing streaming media products. For example, Apple Computer offers the QuickTime streaming media technology, including a free media player and a free streaming media server, and licenses for free source code to the server under the conditions of Apple Computer’s end user license agreement. Apple also offers competitive music management software and hardware. We expect that Apple Computer will continue to devote significant resources to developing and marketing streaming media systems, and will continue to compete vigorously with us in the marketplace. Apple Computer has also enlisted the open source code development community to assist its development of competitive products. Companies such as AOL Time Warner and Yahoo! and many smaller competitors also offer various products that compete with our RealPlayer and RealJukebox products and Goldpass content subscription service. In connection with the deployment of RealSystem iQ in AOL’s Internet service, we also licensed our RealPlayer technology to AOL for use with its own Internet service media player application. Such licensing may impact the number of end users of our player products if AOL users only use their AOL applications. As more companies enter the market with products that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

     Our streaming media and media delivery products also face competition from “fast download” media delivery technologies such as AVI, QuickTime and MP3. We also face competition from peer-to-peer file sharing services, which allow computer users to connect with each other and directly access and copy many types of program files, including music and other media, from one another’s hard drives, such as Napster, Gnutella, Morpheus and KaZaA, and a variety of other similar services that have arisen since certain services of Napster were shut down by court order. Such services allow consumers to directly access an expansive array of free content without relying on content providers to make the content available for streaming or digital download, and without relying on products such as the RealPlayer or RealJukebox to be able to play, record and store such content. Such services also will compete with our content subscription services, for which we began offering a for-pay, limited usage music subscription services in the fourth quarter of 2001. Other fast download or non-streaming IP-based content distribution methods are likely to emerge and could compete with our products and services, which could harm our business.

We may be unable to successfully compete in other parts of our business

     GoldPass. In August 2000, we introduced our RealPlayer GoldPass subscription service, which provides customers access to a combination of premium software, services and content, updated monthly, in exchange for a monthly fee. The GoldPass subscription service is a relatively unproven business model for delivering media over the Internet and is a new business model for us. It is too early to predict whether GoldPass will be accepted by consumers or whether it will be financially viable. GoldPass competes with both traditional and online entertainment service providers and we anticipate increasing competition for online subscription service revenues from a wide range of companies, including AOL Time Warner, Microsoft and Yahoo!. Many of these providers have significantly more resources, including access to content, and experience in providing subscription or similar services to customers. In order to increase our subscription service revenues, we must continue to obtain premium digital content in order to increase subscriptions and overall customer satisfaction. To date, a limited amount of premium digital content has been made available for delivery over the Internet. If we are unable to obtain premium digital content, or if such content is only made available at commercially unreasonable rates, or if we do not successfully market our GoldPass services to our end users, our business could be harmed. In September 2001, we announced the upcoming release of RealOne, the successor to our GoldPass service, which incorporates our RealPlayer and RealJukebox products together in a new version of our player products, the RealOne Player. Like GoldPass, it is too early to predict whether consumers will accept RealOne and RealOne will compete with both traditional and online entertainment service providers, many of which have significantly more resources and experience in providing such services to customers. If consumers do not accept the transition from GoldPass to RealOne or the combination of our RealPlayer and RealJukebox products together in the RealOne Player, our business could be harmed.

     Media Hosting. Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting and broadcast services. These companies include Yahoo! Broadcast Services (formerly Broadcast.com), Akamai and other emerging broadcast networks. Some of these competitors have cost or other advantages over our services and offer other services which Real Broadcast Network does not offer, such as Web page hosting or broadcast hosting in media formats not supported by Real Broadcast Network. We may not establish or sustain our competitive position in this market segment. In recent periods, many of the customers of the Real Broadcast Network have either gone out of business or reduced their usage of our media hosting services. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our Web sites through their broadcast events. We also sell servers and tools to companies that compete with Real Broadcast Network. If our relationship with these companies becomes more competitive, such companies may reduce their level of usage and purchases of our products or services.

     Web Site Destinations, Content and Advertising. Our Web sites and the Real.com Network compete for user traffic and Internet advertising revenues with a wide variety of Web sites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Yahoo! Broadcast Services and Microsoft’s Windows Media Guide, compete with our Real.com Guide. We also compete with traditional media such as television, radio and print for a share of advertisers’ total advertising budgets. Our advertising sales force and infrastructure are still in early stages of development relative to those of many of our competitors. We cannot be certain that advertisers will place advertising with us or that revenues derived from such advertising will be meaningful. Recent slowdowns in funding for Internet-related companies have had a negative effect on Internet advertising markets. Internet advertising revenues across the industry have decreased substantially since the second half of 2000 and our advertising revenues declined sequentially in the first three quarters of 2001 from the previous year. In addition, certain of our advertising customers have ceased operations. If we lose advertising customers, fail to attract new customers, are forced to reduce advertising rates or otherwise modify our rate structure to retain or attract customers, or if we lose Web site traffic, our business could be harmed.

     Electronic Commerce. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our Web sites by offering high-quality, competitively priced, desirable merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services. We may not compete successfully in the growing and rapidly changing market for electronic commerce. Our failure to do so could harm our business.

Our industry is experiencing consolidation that may intensify competition

     The Internet and media distribution industries are undergoing substantial change which has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have been going out of business or are being acquired by competitors. As a result, we are increasingly competing with larger competitors that have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

     •     competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

     •     competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in our formats, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire, and hurting our ability to attract advertisers to our Web sites and product offerings;

     •     suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

     •     a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

     •     other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our products and services.

     Any of these results could put us at a competitive disadvantage which could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

We may not be successful in the market for downloadable media and personal music management systems

     The market for products that enable the downloading of media and that provide a personal music management system is relatively new and still evolving. We may be unable to develop a revenue model or sufficient demand to take advantage of the market opportunity. It is too soon to determine whether consumers will adopt RealJukebox or the RealOne Player as their primary application to play, record, download and manage their digital music.

     There are a number of competitive products on the market that offer certain of the features currently offered by RealJukebox and which in the future will be incorporated into our RealOne Player and other products. These products include WinAmp Player, MusicMatch Jukebox, Sonique Player, Liquid Audio Player, AOL 6.0 and Windows Media Player. Given the size and importance of the general market for music distribution, competitors will likely release additional products that directly compete with RealJukebox and the RealOne Player, which could harm our business. Our competitors may develop new features and technology not available in RealJukebox or the RealOne Player, including advanced codecs and digital rights management technology, which could harm our business.

     RealJukebox and the RealOne Player also face competition from the emergence of widespread peer-to-peer file sharing services and programs like Napster, Gnutella, Morpheus and KaZaA, and a variety of other similar services that have arisen since certain services of Napster were shut down by court order. Our inability to achieve widespread acceptance for our digital music architecture or our player products or to create new revenue streams from the new market segments, including digital music content, could harm the prospects for our business.

     RealJukebox and the RealOne Player support or will support a variety of audio formats, including RealAudio, MP3, Liquid Audio, Windows Media Audio and IBM’s EMMS. However, technical formats and consumer preferences evolve very rapidly, and we may be unable to adequately address consumer preferences or fulfill the market demand to the extent it exists. We may be unable to license technologies, like codecs, that obtain widespread consumer use which would harm consumer acceptance of our products and services. We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. In addition, consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available.

     We have had long-term relationships with recording companies, including major record labels, many of which offer their streaming content in our formats. However, recording companies and music publishers, including those with whom we have a relationship, may not make their desirable content available for download or playback in formats supported by our player products or may make the cost of licensing such content prohibitive, may impose technical restrictions designed to secure intellectual property rights that may impact the user experience or demand for our products and services, or may refrain from or delay participating in promotional opportunities with respect to our products and services.

     We have recently announced the formation of a joint venture called MusicNet with three leading media companies to create a platform for online music subscription services. We have also entered into an agreement with MusicNet to license the MusicNet platform for sale to our own customers. The business models, technologies and market for online music subscription services are new and unproven. If these new online music subscription services do not achieve market acceptance our financial results and business prospects could be harmed. Our music subscription services will face competition from other new music services, including pressplay, a joint venture formed between two leading media companies that are not participants in MusicNet. Competing services, like pressplay, may be able to obtain more or better content, which could harm MusicNet’s ability to compete. The Antitrust Division of the U.S. Department of Justice and certain European antitrust regulatory authorities have recently commenced investigations into music licensing and other business practices related to online music businesses, including the business of MusicNet. If the business of MusicNet is harmed or materially modified as a result of these investigations, our financial results and business prospects could be harmed.

We rely on content provided by third parties to increase market acceptance of our products and services

     If third parties do not develop or offer compelling content to be delivered over the Internet, or grant necessary licenses to us or our customers to distribute or perform such content, our business will be harmed and our products and services may not achieve or sustain broad market acceptance. We rely on third-party content providers, such as radio and television stations, record labels, media companies, Web sites and other companies, to develop and offer content in our formats that can be delivered using our server products and played back using our player products. We also rely on third-party content for our GoldPass subscription service. In some cases, we pay substantial fees to obtain content for the GoldPass service. In order to provide a compelling subscription service, we must be able to offer unique and in some cases exclusive content and programming to our customers. We face competition in the market for subscription content services by companies such as AOL Time Warner, Microsoft and Yahoo!, who may have greater access to content or the ability to pay higher fees to content providers. We cannot guarantee that third-party content providers will continue to rely on our technology or offer compelling content in our formats, or that we will be able to secure licenses to their content, to encourage and sustain broad market acceptance of our products and services. The failure to do so would harm our business.

     While we have a number of short-term agreements with third parties to provide content from their Web sites in our formats, most third parties are not obligated to develop or offer content using our technology. In addition, some third parties have entered into and may in the future enter into agreements with our competitors, principally Microsoft, to develop or offer all or a substantial portion of their content in our competitors’ formats. Microsoft has substantially more resources than us that may enable it to secure preferential and even exclusive relationships with content providers, including preferential placement on or through the Windows Operating System, Internet Explorer and MSN. There could be less demand for and use of our products if Microsoft or another competitor were to secure preferential or exclusive relationships with the leading content providers, Web sites or broadcasters.

     Our success also depends on the availability of third-party content, especially music, that current users of our RealJukebox product, and future users of our RealOne Player, can lawfully and easily access, record and play back. Our products may not achieve or sustain market acceptance if third parties are unwilling to offer their content for free download, streaming or purchase by users of our player products. Current concerns regarding the secure distribution of music over the Internet, and the difficulties associated with obtaining necessary licensing rights, are contributing to the delay or unavailability of music content for distribution.

We may not successfully develop new products and services

     Our growth depends on our ability to continue to develop leading edge media delivery and digital distribution products and services. Our business and operating results would be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues or gross profits to offset our development and operating costs. We may not timely and successfully identify, develop and market new product and service opportunities. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability.

     Because the markets for our products and services are changing rapidly, we must develop new offerings quickly. We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of our products or services or lawsuits by customers.

The rate structure of some of our advertising and sponsorship arrangements subjects us to financial risk

     We generate advertising revenues in part through sponsored services and placements by third parties in our products and on our Web sites, in addition to banner advertising. We may receive sponsorship fees or a portion of transaction revenues in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

     •     the fees we are entitled to receive may be adjusted downwards;

     •     we may be required to “make good” on our obligations by providing alternative services;

     •     the sponsors may not renew the agreements or may renew at lower rates; and

     •     the arrangements may not generate anticipated levels of shared transaction revenues, or sponsors may default on the payment commitments in such agreements.

     Accordingly, any leveling off or decrease of our user base or the failure to generate anticipated levels of shared transaction revenues could result in a meaningful decrease in our revenue levels. To the extent that our advertisers are experiencing slow-downs in their businesses or tighter resources to fund advertising, our anticipated revenue results could be harmed. Recent slowdowns in funding for Internet-related companies have had a negative effect on Internet advertising markets. Internet advertising revenues across the industry decreased substantially in the second half of 2000 and our advertising revenues declined sequentially in the first nine months of 2001 from the previous year. In addition, certain of our advertising customers have ceased operations.

We depend on key personnel who may not continue to work for us

     Our success substantially depends on the continued employment of our executive officers and key employees, particularly Robert Glaser, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Glaser or our other executive officers or key employees could harm our business.

     If any of these individuals were to leave RealNetworks, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. A number of our key employees have reached or will soon reach the five-year anniversary of their RealNetworks hiring date and, as a result, will have become or will shortly become fully vested in their initial stock option grants. While most personnel are typically granted additional five-year stock options subsequent to their hire date to provide additional incentive to remain at RealNetworks, the initial option grant is typically the largest and an employee may be more likely to leave our employ upon completion of the vesting period for the initial option grant. None of our executive officers has a contract that guarantees employment. Other than a $2 million insurance policy on the life of Mr. Glaser, we do not maintain “key person” life insurance policies. If we do not succeed in retaining and motivating existing personnel, our business could be harmed.

Our failure to attract, train or retain highly qualified personnel could harm our business

     Our success also depends on our ability to attract, train and retain qualified personnel in all areas, especially those with management and product development skills. In particular, we must hire additional experienced management personnel to help us continue to grow and manage our business, and skilled software engineers to further our research and development efforts. At times, we have experienced difficulties in hiring personnel with the proper training or experience, particularly in technical areas. Competition for qualified personnel is intense, particularly in high-technology centers such as the Pacific Northwest, where our corporate headquarters are located. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

     In making employment decisions, particularly in the Internet and high-technology industries, job candidates and even our current personnel often consider the value of stock options they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly.

We may not successfully manage our growth

     We cannot successfully implement our business model if we fail to manage our growth. Since our inception, we have rapidly and significantly increased our number of employees and expanded our operations domestically and internationally. Managing this substantial expansion has historically placed a significant strain on our management, operational and financial resources. In response to recent economic conditions, however, we reduced our staffing levels by approximately 140 employees in July 2001. We may not be able to attract or retain enough qualified personnel to manage the growth needed to implement our business model. If we do not attract or retain qualified personnel or do not successfully manage this growth, our business could be harmed.

Potential acquisitions involve risks we may not adequately address

     As part of our business strategy, we have acquired technologies and businesses in the past, and intend to continue to do so in the future. The failure to adequately address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business. Acquisition or business combination transactions are accompanied by a number of significant risks. Financial risks related to acquisitions may harm our financial position, reported operating results or stock price, and include:

     •     potentially dilutive issuances of equity securities;

     •     use of cash resources;

     •     the incurrence of additional debt and contingent liabilities;

     •     large write-offs and difficulties in assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset; and

     •     amortization expenses related to goodwill and other intangible assets.

     Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

     •     difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company;

     •     diversion of management’s attention from other business concerns and the potential disruption of our ongoing business;

     •     the difficulty of incorporating acquired technology or content and rights into our products and services and unanticipated expenses related to such integrations;

     •     impairment of relationships with our employees, affiliates, advertisers and content providers;

     •     inability to maintain uniform standards, controls, procedures and policies;

     •     the assumption of known and unknown liabilities of the acquired company;

     •     entrance into markets in which we have no direct prior experience; and

     •     loss of key employees of the acquired company.

The growth of our business depends on the increased use of the Internet for communications, electronic commerce and advertising

     The growth of our business depends on the continued growth of the Internet as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service and necessary increases in bandwidth availability, remain largely unresolved and may affect the amount and type of business that is conducted over the Internet, and impact our ability to sell our products and services and ultimately impact our business results.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, Web sites have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the Internet network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, Internet usage, as well as the usage of our products, services and Web sites, could grow more slowly or decline.

Rate of adoption of broadband technologies poses risks to our business

     We believe that increased Internet use and especially the use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available, our products and services, particularly our subscription services, may not achieve broad market acceptance and our business could be harmed.

Changes in network infrastructure, transmission methods and broadband technologies pose risks to our business

     If broadband access becomes widely available, we believe it presents both a substantial opportunity and significant business challenges for us. Internet access through cable television set-top boxes, digital subscriber lines or wireless connections could dramatically reduce the demand for our products and services by utilizing alternate technology that more efficiently transmits data and media. This could harm our business as currently conducted.

     Also, our products and services may not achieve market acceptance or generate sufficient revenues to offset our costs of developing products and services compatible with broadband transmission formats and infrastructure. Development of products and services for a broadband transmission infrastructure involves a number of additional risks, including:

     •     changes in content delivery methods and protocols;

     •     the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers;

     •     the development of relationships by our current competitors with companies that have significant access to or control over the broadband transmission infrastructure or content; and

     •     the need to establish new relationships with non-PC based providers of broadband access, such as providers of television set-top boxes and cable television, some of which may compete with us.

More individuals are utilizing non-PC devices to access the Internet and we may not be successful in developing a version of our products and services that will gain widespread adoption by users of such devices

     In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, is expected to increase dramatically. If we are unable to attract and retain a substantial number of alternative device manufacturers to license and incorporate our technology into their devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media delivery. Further, a failure to develop revenue-generating relationships with a sufficient number of device manufacturers could harm our business prospects.

     Our most popular products and services are primarily designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices could make the use of our products and services difficult. Because we have limited experience to date in creating and shipping versions of our products and services optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so and we may need to devote significant resources to create, support and maintain such versions.

     We do not believe that clear standards have emerged with respect to non-PC wireless and cable-based systems. Likewise, no single company has yet gained a dominant position in the mobile device market. However, certain products and services in these markets support our technology, and certain support our competitors’ technology, especially that of Microsoft, which can use its monopoly position in the operating system business and other financial resources to gain access to these markets, potentially to our exclusion. Other companies’ products and services or new standards may emerge in any of these areas, and differing standards may emerge among different global markets, which could reduce demand for our technology and products or render them obsolete.

We could lose strategic relationships that are essential to our business

     The loss of certain current strategic relationships or key licensing arrangements, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We rely in part on strategic relationships to help us:

     •     increase adoption of our products through distribution arrangements;

     •     increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

     •     acquire desirable or necessary technology components and intellectual property rights;

     •     enhance our brand;

     •     expand the range of commercial activities based on our technology;

     •     expand the distribution of our streaming media content without a degradation in fidelity; and

     •     increase the performance and utility of our products and services.

     We would be unable to accomplish many of these goals without the assistance of third parties. For example, we may become more reliant on strategic partners to provide multimedia content and technology, to provide alternative distribution channels, to provide more secure and easy-to-use electronic commerce solutions and to build out the necessary infrastructure for media delivery. We may not be successful in forming or managing strategic relationships.

Our business will suffer if our systems fail or become unavailable

     A reduction in the performance, reliability and availability of our Web sites and network infrastructure may harm our ability to distribute our products and services to our users, as well as our reputation and ability to attract and retain users, customers, advertisers and content providers. Our revenues depend in large part on the number of users that download our products from our Web sites and access the content services on our Web sites. Our systems and operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, Web sites and network communications. A sudden and significant increase in traffic on our Web sites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.

     Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on Web browsers, ISPs and online service providers to provide Internet users access to our Web sites. Many of these providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. In addition, certain ISPs have temporarily interrupted our Web site operations and ability to communicate with certain customers in response to the heavy volume of email transmissions we generate and send to our large user base. These types of interruptions could continue or increase in the future.

     Our electronic commerce and digital distribution activities are managed by sophisticated software and computer systems. We must continually develop and update these systems over time as our business and business needs grow and change, and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Web sites could be less attractive to such entities or individuals and our business could be harmed.

     Real Broadcast Network’s business is dependent on providing customers with efficient and reliable services to enable such customers to broadcast content to large audiences on a live or on-demand basis. Real Broadcast Network’s operations are also dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

     Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Our networks is subject to security risks that could harm our business and reputation and expose us to litigation or liability

     Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over public networks. Any compromise of our ability to transmit such information and data securely, and costs associated with preventing or eliminating any problems, could harm our business. Online transmissions are subject to a number of security risks, including:

     •     our own or licensed encryption and authentication technology may be compromised, breached or otherwise be insufficient to ensure the security of customer information;

     •     we could experience unauthorized access, computer viruses, system interference or destruction, “denial of service” attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our Web sites or use of our products and services; and

     •     a third party could circumvent our security measures and misappropriate our, our partners’ and our customer’s proprietary information or interrupt operations.

     The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks.

Our international operations involve operational and financial risks

     We operate subsidiaries in Australia, Brazil, England, France, Germany, Hong Kong, Japan, Mexico, Singapore and South Korea, and market and sell products in a number of other countries. We have also entered into joint ventures internationally. For the quarter ended September 30, 2001, approximately 27% of our revenues were derived from international operations.

     A key part of our strategy is to develop localized products and services in international markets through joint ventures, subsidiaries and branch offices. If we do not successfully implement this strategy, we may not recoup our international investments and we may lose worldwide market share. To date, we have only limited experience in developing localized versions of our products and services and marketing and operating our products and services internationally, and we rely on the efforts and abilities of our foreign business partners in such activities. We believe that in light of the potential size of the customer base and the audience for content, and the substantial anticipated competition, we need to continue to expand quickly into international markets in order to effectively obtain and maintain market share. International markets we have selected may not develop at a rate that supports our level of investment. In particular, international markets typically have been slower in adoption of the Internet as an advertising and commerce medium.

     In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual markets and exchange rate fluctuations.

     Any of these factors could harm our future international operations, and consequently our business, operating results and financial condition. We currently do not hedge the majority of our foreign currency exposures.

We may be unable to adequately protect our proprietary rights and may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future

     Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology. These efforts also may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop. Any of these results could reduce the value of our intellectual property.

     As of September 30, 2001, we had 38 registered U.S. trademarks or service marks, and had applications pending for an additional 23 U.S. trademarks. We also have several unregistered trademarks. In addition, RealNetworks has several foreign trademark registrations and pending applications. Many of our marks begin with the word “Real” (such as RealOne, RealAudio and RealVideo). We are aware of other companies that use “Real” in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word “Real” for all goods and services.

     As of September 30, 2001, we had 17 U.S. patents and numerous patent applications on file relating to various aspects of our technology. We are preparing additional patent applications on other features of our technology. Patents with respect to our technology may not be granted and, if granted, may be challenged or invalidated. Issued patents may not provide us with any competitive advantages and may be challenged by third parties.

     Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. Many parties are actively developing streaming media and digital distribution-related technologies, e-commerce and other Web-related technologies, as well as a variety of online business methods and models. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with streaming media and digital distribution, and online businesses, are likely to arise in the future. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our products and services will be issued in the future. If a blocking patent has been issued or is issued in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent, which could harm our business.

     Companies in the technology and content-related industries have frequently resorted to litigation regarding intellectual property rights. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. In addition, we believe these industries are experiencing an increased level of litigation to determine the applicability of current laws to, and impact of new technologies on, the use and distribution of content over the Internet and through new devices. The existence and/or outcome of such litigation could harm our business.

     From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties’ proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. We are now investigating several of such pending claims. We could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could require us to change our business practices and harm our business.

     In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas — Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin us from the alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. We believe the allegations are without merit and intend to vigorously defend ourselves against these claims. However, litigation is inherently uncertain, and we may be unable to successfully defend ourselves against this claim.

We are subject to risks associated with governmental regulation and legal uncertainties

     Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may harm our business.

     We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, our business may be directly or indirectly affected by labor guild agreements that impose fees, royalties or unanticipated payments regarding the distribution of audio or audiovisual works over the Internet. We are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution. Changes to or the interpretation of these laws and the entry into such industry agreements could:

     •     limit the growth of the Internet;

     •     create uncertainty in the marketplace that could reduce demand for our products and services;

     •     increase our cost of doing business;

     •     expose us to significant liabilities associated with content available on our Web sites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Web sites;

     •     lead to increased product development costs or otherwise harm our business; or

     •     decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

     The Digital Millennium Copyright Act (DMCA) includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which will be determined by an arbitration supervised by the United States Copyright Office. The arbitration, known as a CARP proceeding, commenced July 30, 2001 and is expected to render an opinion on license terms and fees before the end of 2001. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future CARPs relating to music subscription delivery services, which may also adversely affect the online distribution of music.

     The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

     There are a large number of legislative proposals before the United States Congress and various state legislatures regarding privacy and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services

     Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products occasionally send information to servers at RealNetworks. Many of the services we provide also require that a user provide certain information to us. We post privacy policies concerning the use, collection and disclosure of our user data. Any failure by us to comply with our posted privacy policies and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

     Between November 1999 and March 2000, fourteen lawsuits were filed against us in federal and/or state courts in California, Illinois, Pennsylvania, Washington and Texas. The plaintiffs have voluntarily dismissed all of the state court cases with the exception of the case pending in California. The remaining actions, which seek to certify classes of plaintiffs, allege breach of contract, invasion of privacy, deceptive trade practices, negligence, fraud and violation of certain federal and state laws in connection with various communications features of our RealPlayer and RealJukebox products. Plaintiffs are seeking both damages and injunctive relief. We have filed answers denying the claims and have filed suit in Washington state court to compel the state court plaintiffs to arbitrate the claims as required by our End User License Agreements. The Washington State Court has granted our motion to compel arbitration. On February 10, 2000, the federal Judicial Panel on Multidistrict Litigation transferred all pending federal cases to the federal district court for the Northern District of Illinois. On the same day, that court granted RealNetworks’ motion to stay the court proceedings because the claims are subject to arbitration under our End User License Agreement. Although no assurance can be given as to the outcome of these lawsuits, we believe that the allegations in these actions are without merit, and intend to vigorously defend ourselves. If the plaintiffs prevail in their claims, we could be required to pay damages or other penalties, in addition to complying with injunctive relief, which could harm our business and our operating results.

We may be subject to legal liability for the provision of third party products, services or content

     We periodically enter into arrangements to offer third-party products, services or content under the RealNetworks brand or via distribution on our Web sites, in products or service offerings. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate. It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us, including, for example, claims for intellectual property infringement. Investigating and defending any of these types of claims is expensive, even if the claims do not result in liability. If any of these claims do result in liability, we could be required to pay damages or other penalties, which could harm our business and our operating results.

Our directors and executive officers beneficially own approximately 37.0% of our stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on our stock price; shareholders may be unable to exercise control

     As of September 30, 2001, our executive officers, directors and affiliated persons beneficially owned approximately 37.0% of our common stock. Robert Glaser, our Chief Executive Officer and Chairman of the Board, beneficially owns approximately 33.2% of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

     •     elect or defeat the election of our directors;

     •     amend or prevent amendment of our articles of incorporation or bylaws;

     •     effect or prevent a merger, sale of assets or other corporate transaction; and

     •     control the outcome of any other matter submitted to the shareholders for vote.

     Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, shareholder rights plan and Washington law could discourage our acquisition by a third party

     Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

     •     adopt a plan of merger;

     •     authorize the sale, lease, exchange or mortgage of:

               (A) assets representing more than 50% of the book value of our assets prior to the transaction; or

               (B) any other asset or assets on which our long-term business strategy is substantially dependent;

     •     authorize our voluntary dissolution; or

     •     take any action that has the effect of any of the above.

     RealNetworks also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser’s roles and authority within RealNetworks.

     We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of

RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

     Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser and Washington law, as well as those relating to a classified board of directors and the availability of “blank check” preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

Our stock price has been and may continue to be volatile

     The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended September 30, 2001, the price of our common stock ranged from $3.26 to $42.00 per share. Our stock price could be subject to wide fluctuations in response to factors such as:

     •     actual or anticipated variations in quarterly operating results;

     •     announcements of technological innovations, new products or services by us or our competitors;

     •     changes in financial estimates or recommendations by securities analysts;

     •     the addition or loss of strategic relationships or relationships with our key customers;

     •     conditions or trends in the Internet, streaming media, media delivery and online commerce markets;

     •     changes in the market valuations of other Internet, online service or software companies;

     •     announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or of significant new product developments or changes in business strategy;

     •     legal, regulatory or political developments;

     •     additions or departures of key personnel;

     •     sales of our common stock; and

     •     general market conditions.

     In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors have in the past and may in the future reduce our stock price, regardless of our operating performance.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services

     We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees.

     In October 1998, the Internet Tax Freedom Act (ITFA) was signed into law. Among other things, the ITFA imposed a three-year moratorium on discriminatory taxes on electronic commerce. Nonetheless, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would be harmed if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

We donate a portion of net income to charity

     In those quarters in which we are profitable on a pro forma basis, we set aside 5% of our annual pre-tax net income (before goodwill amortization, acquisition charges and stock-based compensation) which we intend to donate to charitable organizations. This reduces our net income. The non-profit RealNetworks Foundation manages our charitable giving efforts.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares by the selling shareholders.

SELLING SHAREHOLDERS

     The shares of common stock to be sold by the selling shareholders pursuant to this prospectus represent shares issued to the selling shareholders by us in connection with our acquisition of Aegisoft Corp. on December 29, 2000. The following table sets forth the aggregate number of shares of our common stock held by each selling shareholder and the aggregate number of shares of common stock offered by each such selling shareholder. As of November 30, 2001, there were 161,085,843 shares of our common stock outstanding. Beneficial ownership is determined according to the rules of the SEC, and includes shares subject to options currently exercisable or exercisable within 60 days of November 30, 2001. Shares subject to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not for computing the percentage ownership of any other person.

	Ownership Prior to		Ownership After
	Offering		Offering(1)
				Percentage of
	Number of Shares	Number of	Number of Shares	Outstanding Common
	Beneficially Owned	Shares Being	Beneficially Owned	Stock Owned After
Name of Selling Shareholder	Prior to Offering	Offered	After Offering	Offering

Former Aegisoft Shareholders:
Abrams, Larry(2)	24,587	4,622	19,965	*
Aatz, Franz	14,840	8,974	5,866	*
Baker, James	10,668	4,316	6,352	*
Curacao Strategic Technologies, N.V.	14,759	7,905	6,854	*
Dou, Jinhui	941	504	437	*
Fan, Xiao-yan	2,882	504	2,378	*
Fang, Daniel	853	149	704	*
Hein, Oliver	59,220	11,671	47,549	*
Hu, James	6,223	149	6,074	*
Hu, Jing Shan	533	93	440	*
Inozemtsev, Igor	418	224	194	*
Jamieson & Co.	3,175	2,008	1,167	*
Jia, Zheng Kevin	200,712	49,554	151,158	*
Klus, Judy(3)	2,882	489	2,393	*
Lee, Jeff	127	22	105	*
Li, Siqun	1,727	302	1,425	*
Li, Yi	1,067	186	881	*
Li, Yi and Hu, Jing Shan	1,601	279	1,322	*
Lynch, William	159	28	131	*
McDonough, John	4,826	905	3,921	*
Trustees of the John P. McDonough
CRNA PC Profit Sharing Plan	485	100	385	*
Oliver, Andrew	320	55	265	*
Pang, Chen-li	5,125	896	4,229	*
Reibling, Guenther	15,796	2,892	12,904	*
Reibling, Lorenz	15,796	2,892	12,904	*
Rombach, Bernd	39,983	7,894	32,089	*
Saenger, Alexander	3,660	268	3,392	*
Schrader, Tamus(4)	9,609	1,633	7,976	*
Shen, Ji	277,979	60,845	217,134	*
J and L Sherbloom Family LLC	4,030	781	3,249	*
Shi, Song Tao and Zhang, Jing Wen	63	10	53	*
Staedtler, Friedhart and Inge	9,542	2,028	7,514	*
Staubli, Thomas	1,788	390	1,398	*
Tan, Patrick	853	149	704	*
Tang, Chilung	50,559	12,731	37,828	*
TOTAL	787,788	186,448	601,340	*

(1)	Assumes the sale of all of the shares of common stock offered by each of the selling shareholders. This Registration Statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of RealNetworks’ outstanding common stock.

(2)	Includes 1,441 shares subject to warrants currently exercisable within 60 days of November 30, 2001.

(3)	Includes 320 shares subject to warrants currently exercisable within 60 days of November 30, 2001.

(4)	Includes 1,067 shares subject to warrants currently exercisable within 60 days of November 30, 2001.

*	Less than 1% of the outstanding shares of common stock.

PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

•	Block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	Over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	Privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, brokers, dealers or agents engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

     In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling shareholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

     We have agreed to indemnify the selling shareholders and any person or persons controlling the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

     We have the right to suspend use of this registration statement for certain periods of time under certain conditions. We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the sooner to occur of (A) 5:00 p.m. Pacific Time on the date that is thirty (30) days after the date on which this registration statement is declared effective by the SEC, or (B) the date on which all registrable securities included within the registration statement have been sold.

LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington.

EXPERTS

     The consolidated balance sheets of RealNetworks, Inc., and subsidiaries as of December 31, 2000 and 1999 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2000 and the related financial statement schedule have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of NetZip, Inc. incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated January 21, 2000 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of Aegisoft Corp. incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated April 13, 2000 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

186,448 Shares

REALNETWORKS, INC.

____________________

Common Stock

PROSPECTUS

December ___, 2001

REALNETWORKS, INC.

REGISTRATION STATEMENT ON FORM S-3

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 14	Other Expenses of Issuance and Distribution

     The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except SEC fees are estimates.

Registration Statement—SEC	$577
Printing expenses	$5,000
Accounting fees	$37,500
Legal fees	$15,000
Miscellaneous	$9,923
Total	$68,000

Item 15	Indemnification of Directors and Officers.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “WBCA”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). The registrant’s Restated Articles of Incorporation and Amended and Restated Bylaws provide for indemnification of the registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose. Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The registrant’s Amended and Restated Articles of Incorporation contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the registrant and its shareholders. The registrant has entered into certain indemnification agreements with its officers and directors. The indemnification agreements provide the registrant’s officers and directors with indemnification to the maximum extent permitted by the WBCA.

Item 16 Exhibits.

Exhibit
Number

4.1	Registration Rights Agreement between RealNetworks, Inc. and former stockholders of Aegisoft Corp. dated December 29, 2000 (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 7, 2001 (File No. 333-55160))
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation*
23.1	Consent of KPMG LLP
23.2	Consent of Arthur Andersen LLP
23.3	Consent of Arthur Andersen LLP
23.4	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*previously filed with the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 19, 2001 (File No. 333-65450)

Item 17 Undertakings.

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 21st day of December, 2001.

REALNETWORKS, INC.

By	/s/ Robert Glaser

Robert Glaser Chairman of the Board and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Glaser as his attorney-in-fact, with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Amendment No. 1 to Registration Statement on Form S-3 (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 21st day of December, 2001.

Signature	Title

/s/ Robert Glaser Robert Glaser	Chief Executive Officer and Chairman of the Board (Principal Executive Officer and Chairman of the Board)

/s/ Brian V. Turner Brian V. Turner	Senior Vice President, Finance and Operations, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

*Edward Bleier Edward Bleier	Director

*James W. Breyer James W. Breyer	Director

Bruce Jacobson	Director

*By:	/s/ Robert Glaser
Robert Glaser Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of KPMG LLP
23.2	Consent of Arthur Andersen LLP
23.3	Consent of Arthur Andersen LLP
24.1	Power of Attorney (included on signature page)